December 1, 2004

Via EDGAR Transmission
----------------------

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re: Buckeye Technologies Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2004
    File No. 001-14030

Dear Mr. Schwall,

    On behalf of our client, Buckeye Technologies Inc. ("Buckeye" or the "Company"), we set forth below the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated October 25, 2004 and November 24, 2004, regarding the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2004 (the "Form 10-K"), as filed with the Commission on August 26, 2004. For your convenience, each response follows the sequentially numbered Comment copied in bold from your letter of November 24, 2004. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Form 10-K.

    To assist the Staff in its review, the Company has included with its response to comment 1 a draft of revised disclosure for the Staff's consideration.

Financial Statements
--------------------

Note 1 - Accounting Policies, page F-8
--------------------------------------

        Inventories, page F-8
        ---------------------

    1. We have read the disclosure revisions that you have proposed in response to prior comments 1 and 2 concerning the identification of cost elements in your inventory accounting policy note, and classification of amortization expense. It would be helpful if you would describe in greater detail the prominent types of materials included in your inventory. Please submit the revisions you believe would be responsive. If you regard the disclosure revisions and reclassifications requested in prior comments 1 and 2 as not material, you may provide the changes proposed in future filings.

2

Buckeye Technologies Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 001-14030



As requested, the Company will modify the disclosure with respect to its inventories set forth under "Notes to Consolidated Financial Statements - Note
1. Accounting Policies - Inventories" so as to include more detailed disclosure regarding prominent types of materials included in inventory. The Company believes that these changes, as well as the changes that it has proposed to make in future filings with respect to comment 2 of the Staff's letter to the Company dated October 24, 2004 (pertaining to the amortization of intellectual property assets), do not constitute material amendments to its existing public disclosures. Accordingly, the Company hereby undertakes to include such modified disclosure in its future filings rather than amending its prior filings at this time. For your information, the Company expects its future disclosure with respect to inventories to read as follows:

        "Inventories
        Inventories are valued at the lower of cost or market. The costs of manufactured cotton-based specialty fibers and costs for nonwoven raw materials are generally determined on the first-in, first-out (FIFO) basis. Other manufactured products and raw materials are generally valued on an average cost basis. Manufactured inventory costs include material, labor and manufacturing overhead. Slash pine timber, cotton fibers and chemicals are the principal raw materials used in the manufacture of our specialty fiber products. Fluff pulp is the principal raw material used in our nonwoven materials products. We take physical counts of inventories at least annually, and we review periodically the provision for potential losses from obsolete, excess or slow-moving inventories."

Exhibits
--------

    4. We have considered your response to prior comment 5, regarding the schedule showing your computation of the Ratio of Earnings to Fixed Charges that is required, and believe that it will be necessary to amend your Form 10-K to include this schedule as an exhibit. You may find the guidance in Rule 12b-15 of Regulation 12B, accommodating amendments of individual items within the Form, helpful.

As requested, the Company is filing an amendment to its Form 10-K concurrently with the submission of this letter. This amendment includes a schedule showing its computation of the Ratio of Earnings to Fixed Charges as required under Rules 601(a) and (b)(12) of Regulation S-K under the Securities Act of 1933. We have enclosed a copy of this amendment as Exhibit A to this letter.

                                    * * * * *

    The Company has directed me to acknowledge on its behalf that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission,

3

Buckeye Technologies Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 001-14030



that Staff comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    * * * * *

    If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

                                       Very truly yours,


                                       /s/ Thomas J. Friedmann
                                       -----------------------
                                       Thomas J. Friedmann


cc: Gary Newberry, Securities and Exchange Commission
    Karl Hiller, Securities and Exchange Commission
    Kristopher J. Matula, Buckeye Technologies Inc.
    Sheila Jordan Cunningham, Buckeye Technologies Inc.
    David G. Schlitt, Ernst & Young LLP